

November 22, 2011

Via E-Mail
Lloyd Spencer
Chief Executive Officer
Coroware, Inc.
1410 Market Street, Suite 200
Kirkland, Washington 98033

> **Re: Coroware, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 16, 2011**
> **File No. 000-33231**

Dear Mr. Spencer:

We have reviewed your filing and have the following comments. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1.   We note that you are increasing the number of your authorized shares of common stock from 900 million to three billion. Please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares of common stock. If true, inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking control of the company.

2.   Based upon the information contained in your Form 10-K for the fiscal year ended December 31, 2010, it appears that your Articles of Incorporation have been amended. Yet we are unable to locate filed copies of such amendments. Please advise. Confirm that you will include copies of the amendments to your Articles of Incorporation as exhibits to your Form 10-K for the fiscal year ended December 31, 2011. Additionally, please include as an appendix to your Information Statement a copy of your Articles of Incorporation, as amended, marked to show the changes you propose to make.

Increase in the Number of Authorized Shares of Common Stock, page 5

3. You indicate on page 3 that the company believes that the authorized share increase will enable it "to extinguish legacy convertible debt." However, you do not appear to describe any current plans to use the increased number of authorized shares for this purpose. Please revise your disclosure to include such information or advise.

4. We note that the company "is actively pursuing financings which may result in the issuance of additional shares." Please tell us whether the company has entered into any binding agreements with respect to the foregoing. To the extent you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common for any purpose, including conversion of outstanding debt or future acquisitions and/or financings, please revise your disclosure to include materially complete descriptions of such transactions. If not, please clearly state in your Information Statement that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

Change in Par Value of Common Stock, page 6

5. Revise your disclosure to clearly explain the purpose of reducing the par value of the company's common stock. In this regard, we note your disclosure indicating that the change in par value "should have no effect on the market price of the company's common stock." Yet elsewhere you state that reducing the par value will "provide [the company] with greater flexibility in setting the consideration that may be received for shares of common stock issued in other transactions, including mergers, acquisitions and other business combinations." Ensure that your revised disclosure addresses this apparent inconsistency.

Security Ownership of Certain Beneficial Owners and Management, page 6

6. We note that your beneficial ownership table provides information with respect to persons owning more than ten percent of your common stock. Item 403 of Regulation S-K requires information regarding beneficial ownership with respect to any person who is known to be the beneficial owner of more than five percent of any class of the registrant's voting securities. In this regard, it appears that your beneficial ownership table should be revised to include holders of more than five percent of both your Series D Preferred Stock and your common stock. Please revise your disclosure accordingly.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or, in her absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel